UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LEE ENTERPRISES, INCORPORATED.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

523768109

(CUSIP Number)

Brent D. Baird

Ann N. Bonte

25 Melbourne Place

Buffalo, New York 14222

Tel. 716-830-6322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768109	SCHEDULE 13D	Page 2 of 6

1.	Names of Reporting Person: Brent D. Baird
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐.
6.	Citizenship or Place of Organization: U.S.

7.	Sole Voting Power: Common Stock – 3,523,446 shares
8.	Shared Voting Power: -0-
9.	Sole Dispositive Power: Common Stock – 3,523,446 shares
10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock – 3,523,446 shares
12.

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

  ☒

The total shares included in Item 11 excludes 75,000 Common Shares held by Mr. Baird’s wife, Ann N. Bonte, as to which he disclaims beneficial ownership.

13.	Percent of Class Represented by Amount in Row (11): Common Stock – 6.04%
14.	Type of Reporting Person: IN

CUSIP No. 523768109	SCHEDULE 13D	Page 3 of 6

1.	Names of Reporting Person: Ann N. Bonte
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐.
6.	Citizenship or Place of Organization: U.S.

7.	Sole Voting Power: Common Stock – 75,000 shares
8.	Shared Voting Power: -0-
9.	Sole Dispositive Power: Common Stock – 75,000 shares
10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock – 75,000 shares
12.

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

  ☒

The total shares included in Item 11 excludes 3,523,446 Common Shares held by Ms. Bonte’s husband, Brent D. Baird, as to which she disclaims beneficial ownership.

13.	Percent of Class Represented by Amount in Row (11): Common Stock – 0.13%
14.	Type of Reporting Person: IN

CUSIP No. 523768109	SCHEDULE 13D	Page 4 of 6

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Schedule 13D filed on October 19, 2020 (the “Initial Schedule 13D”). Information reported in the Initial Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Initial Schedule 13D. Responses to each item of this Schedule 13D/A are incorporated by reference into the response to each other item, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Shares owned by the Reporting Persons were purchased by him or her with their respective personal funds. The total consideration paid for the Common Shares purchased by the Reporting Persons is $4,148,386.90, including $7,820 of brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Baird owns beneficially, and has the sole power to vote and dispose of, 3,523,446 Common Shares or approximately 6.04% of the outstanding Common Shares of the Company, based on 58,353,084 Common Shares outstanding as of November 30, 2020, as set forth in the Issuer’s Annual Report on Form 10-K for the Year ended November 30, 2020.

The transactions in Common Shares by Mr. Baird since the filing of the Initial Schedule 13D are as follows:

Nature of Transaction	No. of Common Shares Purchased/(Sold)	Price Per Share ($)
Open market purchase – 10/28/20	14,378	$0.7777
Open market purchase – 11/16/20	25,000	$0.9369
Open market purchase – 11/17/20	25,000	$0.9297
Open market purchase – 11/19/20	25,000	$0.9900
Open market purchase – 11/20/20	25,000	$0.9848
Open market purchase – 11/23/20	25,000	$1.0000
Open market purchase – 11/24/20	25,000	$1.0100
Open market purchase – 112/5/20	25,000	$1.0200
Open market purchase – 11/27/20	25,000	$1.0339
Open market purchase – 11/30/20	25,000	$1.0500
Open market purchase – 12/3/20	25,000	$1.1394
Open market purchase – 12/4/20	25,000	$1.1288
Open market purchase – 12/7/20	25,000	$1.1479
Open market purchase – 12/8/20	25,000	$1.1502
Open market purchase – 12/9/20	25,000	$1.1199
Open market purchase – 12/10/20	50,000	$1.0761

CUSIP No. 523768109	SCHEDULE 13D	Page 5 of 6

Open market purchase – 12/11/20	25,000	$1.1399
Open market purchase – 12/14/20	25,000	$1.1281
Open market purchase – 12/15/20	25,000	$1.1700
Open market purchase – 12/16/20	25,000	$1.1700
Open market purchase – 12/17/20	25,000	$1.1298
Open market purchase – 12/18/20	25,000	$1.1366
Open market purchase – 12/28/20	50,000	$1.2452

(b) Ms. Bonte owns beneficially, and has the sole power to vote and dispose of, 75,000 Common Shares or approximately 0.13% of the outstanding Common Shares of the Company, based on 58,353,084 Common Shares outstanding as of November 30, 2020, as set forth in the Issuer’s Annual Report on Form 10-K for the Year ended November 30, 2020.

Ms. Bonte has not entered into any transactions in Common Shares since the filing of the Initial Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be filed as Exhibits.

99.1	Power of Attorney granted by Brent D. Baird to Robert J. Olivieri, dated December 24, 2020.

99.2	Power of Attorney granted by Ann N. Bonte to Robert J. Olivieri, dated December 24, 2020.

CUSIP No. 523768109	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: December 29, 2020

/s/ Robert J. Olivieri, as Attorney–in-Fact for Brent D. Baird
BRENT D. BAIRD

/s/ Robert J. Olivieri, as Attorney–in-Fact for Ann N. Bonte
ANN N. BONTE